Exhibit 99.2

News

Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC SEHK: 945

For Immediate Release

February 14, 2024

Manulife increases common shareholders’ dividend by 9.6%

Toronto - Manulife’s Board of Directors today announced an increase of 9.6% or 3.5 cents per share to its quarterly common shareholders’ dividend resulting in a dividend of $0.40 per share on the common shares of Manulife, payable on and after March 19, 2024, to shareholders of record at the close of business on February 28, 2024.

In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Relations Contact:	Investor Relations:

Cheryl Holmes	Hung Ko

Manulife	Manulife

416-557-0945	416-806-9921

cheryl_holmes@manulife.com	hung_ko@manulife.com